SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 24, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F   ☐

Enclosures:

1.     Proxy Material for ADR Holders for the Annual General Meeting on April 23, 2009

Depositary’s Notice of

Annual General Meeting of

Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	654902204.

Deposited Securities:	Shares of common stock of the Company (the “Shares”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A.

Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE

February 17, 2009	ADS Record Date
Date on which ADR Holders are required to be record holders of the Company’s ADSs to receive proxy material.

April 1, 2009	Voting Deadline
5:00 P.M. (New York City time)

Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

April 8, 2009	Reconciliation of Voting Position
Any transfers between April 1 and close of business on April 8 will be reconciled for the correct voting position as of the Finnish Record Date.

April 9, 2009	Finnish Record Date
Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

April 23, 2009	Meeting Date
3:00 P.M.	Date on which the Company will hold its Annual General Meeting 2009 (the “Meeting”).
(Helsinki time)

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON APRIL 8, 2009 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGE 3 AND 4 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS.

RESOLUTIONS BEING CONSIDERED AT THE ANNUAL GENERAL MEETING ARE SUMMARIZED ON THE REVERSE SIDE OF THE AGM PROXY CARD.

FULL DETAILS REGARDING THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY AND ITS COMMITTEES TO THE AGM, AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citi.com/dr (click on “Nokia AGM”).

Nokia’s Form 20-F Annual Report may be accessed through the Internet at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search) or http://www.nokia.com/agm by March 13, 2009 at the latest. You may also request a hard copy by calling the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), direct your written request to Citibank, N.A., Shareholder Services, PO Box 43077, Providence RI 02940-3077 or by calling Nokia Investor Relations US Main Office at 1-914-368-0555.

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The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)              Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                       Access the website www.citi.com/dr;

•                       Click on “Investors” and then click on “Voting by Internet”;

•                       Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number. Your Holder Account Number is underlined and appears in the colored bar on the front of your proxy card.

•                       Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)             On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                  Call the telephone voting access number: 1-800-652-Vote (8683);

•                  Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number. Your Holder Account Number is underlined and appears in the colored bar on the front of your proxy card.

•                  Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)              By Mailing the Voting Card, please

•                  Complete all of the required information on the Voting Card;

•                  Sign the Voting Card; and

•                  Return the Voting Card by the Voting Deadline to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)             Moreover, you may attend the Meeting in person in Helsinki, Finland. If you want to attend the meeting in person, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•                  Certifying that you are a record holder of ADSs as of the close of business on April 8, 2009;

•                  Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of April 9, 2009;

•                  Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

•                  Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the website www.citi.com/dr.

* * * * * * * * * *

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

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Questions and Answers

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company’s ADSs on the ADS Record Date of February 17, 2009 will receive the proxy material. Those ADR Holders who are record holders of the Company’s ADSs as of the close of business on April 8, 2009 are entitled to vote, although their voting position will be reconciled as of the Finnish Record Date of April 9, 2009.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e. taking into account Finnish holidays, on the Finnish Record Date of April 9, 2009, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on April 1, 2009, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on April 8, 2009, and you have provided your voting instructions to the Depositary as instructed in this Depositary’s Notice, you will be automatically recorded on the Register on a temporary basis for you to vote at the Meeting.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on April 8, 2009 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of April 9, 2009.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of April 9, 2009, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank’s local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on April 1, 2009 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-800-652-Vote (8683) or by calling Citibank’s ADR Services at 1 -877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

• Name;

• Address;

• Number of Deposited Securities held; and

• Identification number (i.e. account number).

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Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

What is item 17, which pertains to other matters at the Annual General Meeting, in the voting card?

Under Finnish law, Nokia’s Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia’s Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting, and any other matters under the authority of a shareholders’ meeting brought to the agenda by the shareholders early enough for them to be included in the agenda. Matters not included in the agenda of the Annual General Meeting may not be resolved on at the Meeting.

The “other matters” referred to in the voting card under item 17 relate to procedural matters only, i.e. the agenda items 1, 2, 3, 4 and 5, and may include such matters as the election of the chairman for the meeting and persons to scrutinize the minutes.

What does it mean, if an ADR Holder marks the box to give a discretionary proxy regarding item 17 of the Annual General Meeting?

If an ADR Holder has marked the relevant box and “other matters” are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote the Holder’s ADSs with respect to those “other matters”. The nominated representatives are Nokia’s legal counsels.

Why is it important to vote?

The Company considers it important that as many shareholders as possible use their vote at the Meeting. In addition, resolution under some of the agenda items requires a qualified majority of the votes cast, as well as of the shares represented at the Meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, the Company also encourages ADR Holders to vote at the Meeting.

Where is the Proxy Material available?

In addition to mailing the ADR Holders this Depositary’s Notice and the Voting Card as well as the Company’s Meeting Notice, Nokia is providing the ADR Holders with the possibility to access the proxy material on the Internet. The proxy material can be accessed on the Internet through http://www.citi.com/dr and http://www.nokia.com/agm.

Are the proposals on the Agenda available in their entirety?

Yes. The proposals by the Nokia Board and its Committees are available in their entirety on the Internet through http://www.citi.com/dr and http://www.nokia.com/agm. Nokia’s Form 20-F Annual Report will also be available on Nokia’s website by March 13, 2009 at the latest.

Delivery of shareholder documents via the Internet.

ADR holders may receive Nokia Corporation’s shareholder documents (such as disclosure documents, proxy material, etc.) over the internet. As a registered ADR shareholder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website http://www.computershare.com/investor, clicking on eDelivery Signup on right hand side of screen. On the next screen, click on the drop-down arrow and locate Nokia Corporation and follow the instructions.

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NOKIA

NOTICE TO THE ANNUAL GENERAL MEETING

Notice is given to the shareholders of Nokia Corporation (the “Company”) to the Annual General Meeting to be held on Thursday, April 23, 2009 at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 2:00 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1.            Opening of the Meeting

2.            Matters of order for the Meeting

3.            Election of the persons to confirm the minutes and to verify the counting of votes

4.            Recording the legal convening of the Meeting and quorum

5.              Recording the attendance at the Meeting and adoption of the list of votes

6.            Presentation of the Annual Accounts 2008, the report of the Board of Directors and the Auditor’s report for the year 2008

• Review by the CEO

7.            Adoption of the Annual Accounts

8.            Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.40 per share for the fiscal year 2008. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 28, 2009. The Board proposes that the dividend be paid on or about May 13, 2009.

9.            Resolution on the discharge of the members of the Board of Directors and the President from liability

10.     Resolution on the remuneration of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the remuneration payable to the members of the Board to be elected at the Annual General Meeting for the term until the close of the Annual General Meeting in 2010 be unchanged from 2008 as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 % of the remuneration be paid in Nokia shares purchased from the market.

11.     Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eleven.

12.     Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that all current Board members be re-elected for the term until the close of the Annual General Meeting in 2010: Georg Ehrnrooth, Lalita D. Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Marjorie Scardino, Risto Siilasmaa and Keijo Suila. The Committee also proposes that Isabel Marey-Semper be elected as new member of the Board for the same term.

Ms. Marey-Semper is Chief Financial Officer, EVP responsible for Strategy at PSA Peugeot Citroën. With PhD in neuropharmacology and MBA as educational background, she has a diverse working experience, including Chief Operating Officer of the Intellectual Property and Licensing Business Units of Thomson and Vice President, Corporate Planning of Saint-Gobain.

13.     Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the auditor’s invoice, and in compliance with the purchase policy approved by the Audit Committee.

14.     Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor for the fiscal year 2009.

15.     Authorizing the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled.

The shares can be repurchased either

a)              through a tender offer made to all the shareholders on equal terms; or

b)             through public trading and on such stock exchanges the rules of which allow the purchases. In this case the shares would be repurchased in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2010 and the authorization is proposed to terminate the authorization resolved by the Annual General Meeting on May 8, 2008.

16.     Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The document Nokia in 2008 which includes the Company’s annual accounts, the review of the Board of Directors and the auditor’s report, is scheduled to be available on the above-mentioned website on week 12. The proposals of the Board of Directors and the annual accounts are also available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1.            The right to participate and registration

Each shareholder, who is registered on April 9, 2009 in the Register of Shareholders of the Company held by Finnish Central Securities Depository Ltd., has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her personal book-entry account, is registered in the Register of Shareholders of the Company. A shareholder, who wants to participate in the Annual General Meeting, shall register for the Meeting by giving a prior notice of participation no later than April 17 at 4:00 p.m. (Finnish time) by which time the registration needs to arrive in the Company. Such notice can be given:

a)              through Nokia’s website at www.nokia.com/agm (available only for directly registered shareholders);

b)             by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. - 4:00 p.m. (Finnish time).

c)              by telefax to +358 7180 38984; or

d)             by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder shall notify his/her name, personal identification number, address, telephone number and the name of a possible assistant.

Pursuant to chapter 5, section 25 of the Company’s Act, a shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

2.            Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by way of proxy representation. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

3.            Holders of nominee registered shares

A holder of nominee registered shares, who wants to participate in the Annual General Meeting, must be entered into the Register of Shareholders of the Company on April 9, 2009 the record date of the Meeting. A holder of nominee registered shares is advised to request necessary instructions regarding the registration in the Register of Shareholders of the Company, the issuing of proxy documents and registration for the Annual General Meeting from his/her custodian bank. Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

4.            Other instructions and information

On the date of this notice to the Annual General Meeting January 22, 2009 the total number of shares in Nokia Corporation is 3 800 948 552 shares and the total number of votes in Nokia Corporation is 3 800 948 552 votes.

The Meeting will be conducted in Finnish, and simultaneous translation will be available into Swedish and English.

Espoo, January 22, 2009

BOARD OF DIRECTORS

	000004	000000000.000000 ext 000000000.000000 ext
MR A SAMPLE		000000000.000000 ext 000000000.000000 ext
DESIGNATION (IF ANY)		000000000.000000 ext 000000000.000000 ext
ADD 1	XXXXXXXXXXXXXX	Electronic Voting Instructions
ADD 2		You can vote by Internet or telephone!
ADD 3

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting

Deadline. This eliminates the need to return your proxy card.

ADD 4
ADD 5
ADD 6

Vote by Internet • Log on to the Internet and go to www.citi.com/dr. • Click on “Investors” and then click on “Voting by Internet”. • Follow the steps outlined on the secured website.

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.

• Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, except for item 17.

	For	Against	Abstain		For	Against	Abstain									For	Against	Abstain

1.	N/A	N/A	N/A	7.	☐	☐	☐	12 Election of Directors: 01 Georg Ehrnrooth 02 Lalita D. Gupte 03 Bengt Holmström 04 Henning Kagermann 05 Olli-Pekka Kallasvuo 06 Per Karlsson				07 Jorma Ollila 08 Marjorie Scardino 09 Risto Siilasmaa 10 Keijo Suila 11 Isabel Marey-Semper			13.	☐	N/A	☐

2.	N/A	N/A	N/A	8.	☐	☐	☐								14.	☐	N/A	☐

3.	N/A	N/A	N/A	9.	☐	☐	☐								15.	☐	☐	☐

4.	N/A	N/A	N/A	10.	☐	N/A	☐								16.	N/A	N/A	N/A

5.	N/A	N/A	N/A	11.	☐	N/A	☐	Mark here to vote FOR all nominees						☐	17.

Mark the box if you wish to instruct the Depositary to give a proxy to Leena Siirala or Esa Niinimäki, both Legal Counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on your behalf only upon item 17 of the Annual General Meeting and any adjournments or postponement thereof.

																			☐

6.	N/A	N/A	N/A					Mark here to WITHHOLD vote from all nominees						☐

								FOR all EXCEPT - To withhold a vote for one or more nominees, mark the box to the right and the corresponding numbered box(es) directly below.						☐

								01	02	03	04	05	06
								☐	☐	☐	☐	☐	☐
								07	08	09	10	11
								☐	☐	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign.

Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

	C 1234567890 J N T	MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND
1 U P X 0 2 0 1 5 1 1
<STOCK#> 00ZYHK

The matters on the agenda of the Annual General Meeting are as follows:

1.	Opening of the Meeting.
2.	Matters of order for the Meeting.
3.	Election of the persons to confirm the minutes and to verify the counting of votes.
4.	Recording the legal convening of the Meeting and quorum.
5.	Recording the attendance at the Meeting and adoption of the list of votes.
6.	Presentation of the Annual Accounts 2008, the report of the Board of Directors and the Auditor’s report for the year 2008.
7.	Adoption of the Annual Accounts.
8.	Resolution on the use of the profit shown on the balance sheet and the payment of dividend.
9.	Resolution on the discharge of the members of the Board of Directors and the President from liability.
10.	Resolution on the remuneration of the members of the Board of Directors.
11.	Resolution on the number of members of the Board of Directors.
12.	Election of members of the Board of Directors.
13.	Resolution on the remuneration of the Auditor.
14.	Election of Auditor.
15.	Authorizing the Board of Directors to resolve to repurchase the Company’s own shares.
16.	Closing of the Meeting.

For more details on the above agenda items please refer to the Company’s Notice of Meeting and the Questions and Answers section at http://www.nokia.com/agm AND http://www.citi.com/dr (click on “Nokia AGM”) and in the enclosed Depositary’s Notice.

* Please note that the Company has informed the Depositary that pursuant to Finnish law proposals may be accepted with respect to the agenda items 10, 11, 12, 13, and 14 up to and including the Meeting. However, the Corporate Governance and Nomination Committee of the Board of Directors has disclosed a proposal on item 10, 11 and 12 and the Audit Committee a proposal on item 13 and 14. It is possible for the ADR Holders to vote “FOR” the proposal on item 12 as a whole or in part, and “FOR” or “ABSTAIN” for agenda items 10, 11, 13, and 14.

Please also note that when calculating the votes on a resolution requiring a qualified majority to be adopted, such as a resolution on the Board’s proposal under item 15 on the agenda, an “ABSTAIN” vote will have the same effect as a vote “AGAINST” the proposal according to Finnish law.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

To be signed, completed and returned to Citibank, N.A., as Depositary for Nokia Proxy c/o Citibank Shareholder

Services P.O. Box 43124, RI 02940-5140

prior to 5:00 P.M. (New York City time) on April 1, 2009 for action to be taken.

2009 VOTING CARD	AMERICAN DEPOSITARY SHARES

Nokia Corporation (the “Company”)

ADS CUSIP No.:	654902204.
ADS Record Date:	February 17, 2009.
Meeting:	Annual General Meeting – April 23, 2009, at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland.
Deposited Securities:	Shares of Common Stock of the Company.

You as the undersigned holder, as of the close of business on April 8, 2009, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) and of the Deposited Securities, acknowledge receipt of a copy of the Depositary’s Notice of Annual General Meeting and by signing the reverse side hereof:

(1)	certify that you are a record holder of ADSs as of the close of business on April 8, 2009;
(2)

irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)

irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of April 9, 2009; and

(4)

irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel